Via Facsimile and U.S. Mail
Mail Stop 6010

April 2, 2009

Mr. Thomas R. Watjen
President and Chief Executive Officer
UnumProvident Corporation
1 Fountain Square
Chattanooga, TN 37402

Re: UnumProvident Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
File No. 001-11294

Dear Mr. Watjen:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1A. Risk Factors
"Events that damage our reputation may adversely affect our business..., page 17

1. We note your reference to "many events, including but not limited to" those discussed in your Risk Factors section, that may harm your reputation. Please revise to put this risk factor in context. If you are aware of particular events, series or types of events that could pose a material risk to the Company's reputation, please describe them in this risk factor. For example, we note several

news reports that discuss, among other things, the Company's involvement in litigation over its business practices in recent years that resulted in appellate court rulings and jury verdicts against the Company, settlements with states and federal agencies, and examinations by the Department of Labor and the Insurance Commissioner for the State of California.

Item 7. Management's Discussion and Analysis of Financial Condition and Results…
Critical Accounting Estimates
Reserves for Policy and Contract Benefits
Policy Reserves, page 38

2. Please revise to clarify your statement that you "maintain policy reserves for a policy for as long as the policy remains in force, even after a separate claim reserve is established," since this may be interpreted as the same claim being reserved in both policy reserve and claim reserve and/or that the reserve may be released prior to being paid or settled when the policy is no longer in force.

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
Note 4 - Investments
Fixed Maturity Securities, page 127

3. Please expand the disclosure on page 127 to describe the factors that determine that $3,551.7 million in gross unrealized losses on fixed maturity securities at December 31, 2008 are not other than temporary. Disclose the amount, if any, of securities that defaulted in repayment and why you continue to believe unrealized losses relating to these securities are not other than temporary. In addition, disclose the amount of securities that are in gross unrealized loss position by year of maturity, similar to the one provided on page 129.

4. Since your discussion on page 127 implies that the gross unrealized losses at December 31, 2008 for below-investment-grade fixed maturity securities was not the result of credit issues, disclose the circumstances giving rise to the loss position.

Definition of Fair Value
Inputs to Valuation Techniques, page 133

5. Please revise to separately quantify the fixed maturity securities that were valued based on broker quotes or pricing services without the active trades. In addition, separately disclose the amount of the binding quotes vs. the non-binding quotes.

*   *   *   *

Mr. Thomas R. Watjen
UnumProvident Corporation
April 2, 2009
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney at (202) 551-3495 or Dan Greenspan, Special Counsel at (202) 551-3623 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant